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MUMU Hot Pot

Pleasanton, CA

- New **fast casual hot pot concept** flexibly caters to both solo diners and group dining
- **Streamlined DIY menu and operations** enable faster service, while **bar-style setup** allows for higher density of seating with flexible space requirements
- From the **proven team behind Boiling Hot Pot & Bar**, operating two successful locations in Fremont and San Francisco since 2013
- **Prime location across from the San Francisco Premium Outlets**, the largest mall in California drawing over 9 million visitors annually
- This investment is **secured by a blanket lien on all assets** of the business   ?

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Investment Details

1.40x
Investment Multiple ?

$0 invested
Minimum raise $150,000 ?

$100
Minimum investment

-
Investors

100
Early Bird rewards remaining

64 days remaining

INVEST NOW

Company Description

MUMU Hot Pot is a full-service, fast casual restaurant focused on bringing a unique and outstanding hot pot dining experience to Pleasanton and Livermore, California. Built on four years of success at Boiling Hot Pot & Bar (the team's sister restaurants in San Francisco and Fremont), the team is excited to introduce this new bar-style, personalized hotpot concept that is tailored for its prime location adjacent to San Francisco Premium Outlets – California's busiest mall.



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Rendering of MUMU Hot Pot

Hot pot has been an essential part of Chinese dining culture for centuries. Traditionally served at the center of a dining table, a metal hot pot is kept simmering as raw ingredients are placed in the stock to cook. Typical hot pot dishes include sliced meat, leafy vegetables, mushrooms, wontons, egg dumplings and seafood. Though originally consumed to stave off the cold and promote other health benefits, consumers' demand for hot pot has become so widespread that chains have began to standardize the experience and fuel explosive expansion in China. According to Euromonitor (2015), seven of the top 13 full-service restaurants chains by value are hot pot chains. These groups had a collective market capitalization of nearly $3 billion.

The MUMU management team has successfully developed hot pot recipes and formats with Boiling Hot Pot that have made their concepts a favorite amongst residents in the Bay Area. The first Boiling Hot Pot location opened in 2013 in Fremont. The business grew quickly given the popularity of the food and buffet style menu. Riding on that success, a second Boiling Hot Pot in the Inner Richmond neighborhood of San Francisco opened in 2014. Since inception, sales at the two locations have seen double digit growth, reaching over $1.2 million in revenue per restaurant in 2017 – with nearly ~15% net margins.



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With its hands-on, local experience, the MUMU management developed a new bar-style, fast casual hot pot concept that is better suited for solo and casual group dining favored by residents and outlet shoppers in Livermore and Pleasanton. At MUMU Hot Pot, the standard menu will be designed around seven signature soup bases and dipping sauces. The restaurant will combine appropriate portions of meat, vegetable and side dishes to create various DIY, value-oriented set menus. The setup allows for faster turnaround times and a reduced staffing need.

Staffing efforts will focus primarily on exceptional customer service and food management. The management team will adhere to highly standardized food flavor and quality while the wait staff will help in making diners' experiences a memorable one.

Doors are scheduled to open by February 2018.

Key Terms

Issuer

PST Evergreen Investments, Inc.

Securities

Revenue Sharing Notes

Offering Amount

Minimum $150,000 to **maximum $400,000**

Investment Multiple ?

1.40x

Payments ?

Monthly

Revenue Sharing Percentage

If the final offering amount raised is less than or equal to $275,000, then 6.0% of monthly gross revenue will be shared.

If the final offering amount raised is greater than $275,000, then 9.0% of monthly gross revenue will be shared.

Maturity ?

42 Months

Security Interest ?

Blanket lien on all assets of the business, no senior debt

Ownership % Represented by Securities

0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/cgi-bin/browse-edgar?company=fc+sugar&owner=exclude&action=getcompany) to view the Issuer's SEC Form C filing.

Use of Proceeds

The total project buildout of the new location will be $600,000. The NextSeed campaign aims to raise up to $400,000. The remaining funds will come from tenant improvement credit, equity, and a shareholder loan provided by the sole owner.

The funds raised from the campaign will be used for final buildout payments, startup capital and working capital.


GENERAL FLOOR PLAN
KITCHEN
WC-M
DISPLAY STATION
WC-F
SERVICE STATION #1
DININ
DINING
BAR
SERVICE STATION #2
RECEPTION

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Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ▼	1.40x	42 months	$140

◀   ▶

Revenue Sharing Summary*

Once the Issuer commences operations, it will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X
$200,000
Scenario 1:

Let's assume that the total amount raised through this offering is $250,000 and the issuer is committed to sharing 6.0% of its gross revenue.

Revenue sharing percentage
6.0%

Total payment for month X
$12,000

If Investor A invested $2,500 of the $250,000 that was raised by the Issuer, Investor A is entitled to receive 1.0% of the $12,000 paid to investors for month X. Therefore, **Investor A is paid $120 for month X.**

Scenario 2:

Let's assume that the total amount raised through this offering is $400,000 and the issuer is committed to sharing 9.0% of its gross revenue.

Revenue sharing percentage
9.0%

Total payment for month X
$18,000

If Investor A invested $2,000 of the $400,000 that was raised by the Issuer, Investor A is entitled to receive 0.5% of the $18,000 paid to investors for month X. Therefore, **Investor A is paid $90 for month X**.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. ... Read More

Bonus Rewards

EARLY BIRD REWARD
First 100 investors who invest $500 or more will receive an additional $20 gift card (good at any MUMU or Boiling Hot Pot location)

Invest $500 or more
- **$20 gift card** (good at any MUMU or Boiling Hot Pot location)

Invest $1,000 or more
- **$50 gift card** (good at any MUMU or Boiling Hot Pot location)

Invest $2,500 or more
- **MUMU Silver Membership Card** (10% off for 4 years at any location for up to 4 people)
- **$100 gift card** (good at any MUMU or Boiling Hot Pot location)

Invest $5,000 or more
- **MUMU Gold Membership Card** (15% off for 4 years at any location for up to 4 people)
- **$100 gift card** (good at any MUMU or Boiling Hot Pot location)

Invest $10,000 or more
- **VIP Hot Pot Party** at any MUMU or Boiling Hot Pot location for up to 10 people
- **MUMU Black Card** (20% off for 4 years at any location for up to 4 people)
- **$100 gift card** (good at any MUMU or Boiling Hot Pot location)

Business Model

MUMU Hot Pot's revenue streams will consist of food, alcohol and non-alcoholic beverages. However, different from its competitors, MUMU will focus on a faster, more convenient format to serve shoppers.

The traditional hot pot eatery is designed for small to large groups planning a shared meal. Instead, MUMU will be designed for diners to sit along a bar in which each place setting is equipped with a personal pot of broth. The setup not only gives each individual a fully personalized meal, it also allows for a faster experience with lower service needs.



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MUMU will focus on set menus and combinations of ingredients. Offerings will evolve with customer demand which can be tailored to each location. Plus, additional seasonal selections will keep the experience fresh. MUMU also offers a selection of alcoholic and regular beverages meant to complement the hot pot offerings.



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MUMU Hotpot's business model has several advantages compare to a typical full-service restaurant:

- **Lower upfront capital expenditure allows for a faster payback.** Hot pot setups do not require a full, complex kitchen setup.
- **Low overhead with a simplified service model.** No need for highly skilled chefs or kitchen staff. The customers self-serve with food preparation, and the bar-style format also allows one server to cover more customers simultaneously. The business can focus solely on training a wait staff dedicated to superior customer service.
- **Centralized procurement and standardized ingredients.** Management can centralize procurement of high quality ingredients across all locations. This will increase its purchasing power, drive down costs via volume purchase, and allow the business to work with better suppliers.
- **Highly standardized food flavor and quality.** The recipes of soup bases and dipping sauces are developed and controlled by the management team. Since the food is cooked by customers directly without chef preparation, the taste and quality of the food depends mostly on the company's ability to develop good recipes and procure high quality ingredients at the store level.

Location Analysis

MUMU Hotpot will be located in the Pacific Pearl Shopping Center at 2693 Stoneridge Drive, Pleasanton, CA 94588.

According to City Data, the median household income in Pleasanton was estimated at $142,412 in 2016, over double the California average. Pleasanton's Asian population also makes up over 30% of the city's general demographic.

Pacific Pearl is a newly constructed shopping center includes 112,000 square feet of retail space and 573 parking spaces, anchored by a 99 Ranch Market. The center is quickly becoming a dining destination with a wide array of other restaurant offerings that create built-in traffic. Various other Asian food concepts such as ramen, sushi, bonchon, Korean BBQ, and various dessert and bakery options (including 85C Bakery Café) draw a steady flow of traffic.


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MUMU's site will be located directly across the street from the San Francisco Premium Outlets in Livermore, managed by Simon Property Group. San Francisco Premium Outlets is the largest shopping mall in California and receives over (https://www.livermorechamber.org/livermore/commerce-and-shopping) 9 million visitors annually. The Oulets provide over 550,000 square feet of retail shopping, with an additional 200,000 square feet being built in its Phase 2 plans. Significant residential expansion and a